Exhibit 99.1

Part C:

Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

i

Somekh Chaikin

KPMG Millennium Tower

17 Ha-Arbaa Street, PO Box 609

Tel Aviv 6100601, Israel

800068403

Review Report to the Shareholders of

“Bezeq” -The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the condensed consolidated interim statement of financial position as of June 30, 2019 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six-month and three-month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of a certain consolidated subsidiary whose assets constitute 1 % of the total consolidated assets as of June 30, 2019, and whose revenues constitute 1% of the total consolidated revenues for the six-month and three-month periods then ended. The condensed interim financial information of that company was reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our abovementioned conclusion, we draw attention to Note 1.2 which refers to Note 1.2 to the annual consolidated financial statements, regarding the Israel Securities Authority’s (ISA) investigation of the suspicion of committing offenses under the Securities’ Law and Penal Code, in respect to transactions related to the former controlling shareholder, and the transfer of the investigation file to the District Attorney’s Office, and as mentioned in that note regarding the joint investigation by the Securities Authority and the Unit for Combating Economic Crime at Lahav 433 and to the publication of the Attorney General’s decision, by which he is considering charging the former controlling shareholder with criminal charges. As stated in the above note, at this stage, the Company is unable to assess the effects of the investigations, their findings and their results on the Company, and on the financial statements and on the estimates used in the preparation of these financial statements, if any.

In addition, without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Group which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 10.

Somekh Chaikin

Certified Public Accountants (Isr.)

August 28, 2019

Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position

		June 30, 2019	June 30, 2018	December 31, 2018
		(Unaudited)	(Unaudited)	(Audited)
Assets	Note	NIS million	NIS million	NIS million

Cash and cash equivalents		971	923	890
Investments		1,944	1,676	1,404
Trade receivables		1,744	1,822	1,773
Other receivables		288	313	267
Inventory		100	96	97
Total current assets		5,047	4,830	4,431

Trade and other receivables		535	447	470
Broadcasting rights, net of rights exercised		59	467	60
Right-of-use assets		1,394	1,424	1,504
Fixed assets		6,245	6,811	6,214
Intangible assets	5.1	977	2,687	1,919
Deferred tax assets	6	12	1,035	1,205
Deferred expenses and non-current investments		465	530	462
Investment property	7	-	130	58
Total non-current assets		9,687	13,531	11,892
Total assets		14,734	18,361	16,323

The attached notes are an integral part of the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Contd.)

		June 30, 2019	June 30, 2018	December 31, 2018
		(Unaudited)	(Unaudited)	(Audited)
Liabilities and equity	Note	NIS million	NIS million	NIS million

Debentures, loans and borrowings	8	1,625	1,796	1,542
Current maturities of liabilities for leases		434	417	445
Trade and other payables		1,427	1,583	1,690
Employee benefits	9	443	369	581
Provisions	10	148	110	175
Current tax liabilities		20	-	-
Total current liabilities		4,097	4,275	4,433

Loans and debentures	8	9,709	10,204	9,637
Liability for leases		1,022	1,034	1,106
Employee benefits	9	487	267	445
Derivatives and other liabilities		163	210	174
Liabilities for deferred taxes		53	74	56
Provisions		39	40	38
Total non-current liabilities		11,473	11,829	11,456

Total liabilities		15,570	16,104	15,889

Total equity (deficit)		(836)	2,257	434
Total liabilities and equity		14,734	18,361	16,323

Shlomo Rodav	Dudu Mizrahi	Yali Rothenberg
Chairman of the Board of Directors	CEO	Bezeq Group CFO

Date of approval of the financial statements: August 28, 2019

The attached notes are an integral part of the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

Condensed Consolidated Interim Statements of Income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 13)	4,480	4,694	2,224	2,333	9,321
Costs of activity
General and operating expenses (Note 14)	1,626	1,679	814	838	3,379
Salaries	981	1,013	489	503	1,992
Depreciation, amortization, and impairment losses (Notes 3.1 and 5)	944	1,062	478	537	2,189
Other operating expenses (income), net (Note 15)	(439)	107	(414)	84	634
Impairment loss (Note 3.1 and 5)	951	-	951	-	1,675
Total operating expenses	4,063	3,861	2,318	1,962	9,869

Operating profit (loss)	417	833	(94)	371	(548)
Financing expenses (income)
Financing expenses	262	256	149	129	516
Financing income	(27)	(38)	(13)	(19)	(81)
Financing expenses, net	235	218	136	110	435

Profit (loss) after financing expenses, net	182	615	(230)	261	(983)
Share in losses of equity-accounted investees	(1)	(2)	(1)	(1)	(3)
Profit (loss) before income tax	181	613	(231)	260	(986)
Taxes on income (see Note 6)	1,454	158	1,342	65	80
Profit (loss) for the period	(1,273)	455	(1,573)	195	(1,066)
Earnings per share (NIS)
Basic earnings (loss) per share (in NIS)	(0.46)	0.16	(0.57)	0.07	(0.39)

The attached notes are an integral part of the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Profit (loss) for the period	(1,273)	455	(1,573)	195	(1,066)
Remeasurement of a defined benefit plan	(2)	-	-	-	16
Items of other comprehensive income (loss) (net of tax)	5	26	(10)	5	26
Total comprehensive income (loss) for the period	(1,270)	481	(1,583)	200	(1,024)

The attached notes are an integral part of the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Equity Deficit)

	Share capital	Share premium	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Attributable to shareholders of the Company

Six months ended June 30, 2019 (Unaudited):
Balance as at January 1, 2019	3,878	384	390	(59)	(4,159)	434
Loss for the period	-	-	-	-	(1,273)	(1,273)
Other comprehensive income (loss) for the period, net of tax	-	-	-	5	(2)	3
Total comprehensive income (loss) for the period	-	-	-	5	(1,275)	(1,270)

Balance as at June 30, 2019	3,878	384	390	(54)	(5,434)	(836)

Six months ended June 30, 2018 (Unaudited):
Balance as at January 1, 2018	3,878	384	390	(85)	(2,423)	2,144
Profit for the period	-	-	-	-	455	455
Other comprehensive income for the period, net of tax	-	-	-	26	-	26
Total comprehensive income for the period	-	-	-	26	455	481
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	(368)	(368)
Balance as at June 30, 2018	3,878	384	390	(59)	(2,336)	2,257

Three months ended June 30, 2019 (Unaudited)
Balance as at April 1, 2019	3,878	384	390	(44)	(3,861)	747
Loss for the period	-	-	-	-	(1,573)	(1,573)
Other comprehensive loss for the period, net of tax	-	-	-	(10)	-	(10)
Total comprehensive income for the period	-	-	-	(10)	(1,573)	(1,583)

Balance as at June 30, 2019	3,878	384	390	(54)	(5,434)	(836)

Three months ended June 30, 2018 (Unaudited)
Balance as at April 1, 2018	3,878	384	390	(64)	(2,163)	2,425
Profit for the period	-	-	-	-	195	195
Other comprehensive income for the period, net of tax	-	-	-	5	-	5
Total comprehensive income for the period	-	-	-	5	195	200
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	(368)	(368)
Balance as at June 30, 2018	3,878	384	390	(59)	(2,336)	2,257

The attached notes are an integral part of the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Equity Deficit) (Contd.)

	Share capital	Share premium	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Attributable to shareholders of the Company

Year ended December 31, 2018 (Audited)
Balance as at January 1, 2018	3,878	384	390	(85)	(2,423)	2,144
Loss in 2018	-	-	-	-	(1,066)	(1,066)
Other comprehensive income for the year, net of tax	-	-	-	26	16	42
Total comprehensive income (loss) for 2018	-	-	-	26	(1,050)	(1,024)
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	(686)	(686)
Balance as at December 31, 2018	3,878	384	390	(59)	(4,159)	434

The attached notes are an integral part of the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit (loss) for the period	(1,273)	455	(1,573)	195	(1,066)
Adjustments:
Depreciation, amortization, and impairment losses	944	1,062	478	537	2,189
Impairment loss of assets	951	-	951	-	1,675
Share in losses of equity-accounted investees	1	2	1	1	3
Financing expenses, net	224	224	128	113	445
Capital gain, net	(461)	(6)	(417)	(5)	(15)
Taxes on income (see Note 6)	1,454	158	1,342	65	80

Change in trade and other receivables	18	134	46	60	241
Change in inventory	(9)	13	-	18	(5)
Change in trade and other payables	(176)	(110)	(185)	(152)	(138)
Change in provisions	(27)	15	3	7	81
Change in employee benefits	(98)	84	(52)	77	489
Change in other liabilities	(6)	(16)	6	(17)	-
Net income tax paid	(153)	(300)	(104)	(93)	(467)
Net cash from operating activities	1,389	1,715	624	806	3,512
Cash flow used for investing activities
Purchase of fixed assets	(551)	(581)	(281)	(308)	(1,216)
Investment in intangible assets and deferred expenses	(198)	(206)	(95)	(111)	(390)
Investment in bank deposits and securities	(1,780)	(1,934)	(669)	(764)	(2,338)
Proceeds from bank deposits and others	1,237	563	71	488	1,244
Proceeds from the sale of fixed assets	49	31	18	23	160
Receipts on account of sale of the Sakia property	328	-	323	-	155
Payment of permit fees, betterment tax, and purchase tax for the Sakia property	(149)	(112)	(149)	(112)	(121)
Receipt (payment) of betterment tax for the sale of the Sakia property	5	(80)	-	(80)	(80)
Miscellaneous	10	8	1	4	34
Net cash used in investing activities	(1,049)	(2,311)	(781)	(860)	(2,552)

The attached notes are an integral part of the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows (Contd.)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flow from financing activities
Issue of debentures and receipt of loans	500	320	500	-	891
Repayment of debentures and loans	(362)	(182)	(362)	(182)	(1,567)
Payments of principal and interest for leases	(207)	(221)	(90)	(96)	(422)
Interest paid	(190)	(204)	(185)	(199)	(421)
Dividends paid	-	(368)	-	(368)	(686)
Miscellaneous	-	(7)	-	(4)	(46)
Net cash used for financing activities	(259)	(662)	(137)	(849)	(2,251)
Increase (decrease) in cash and cash equivalents, net	81	(1,258)	(294)	(903)	(1,291)
Cash and cash equivalents at beginning of period	890	2,181	1,265	1,826	2,181
Cash and cash equivalents at end of period	971	923	971	923	890

The attached notes are an integral part of the condensed consolidated interim financial statements

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

1.	General

1.1	Reporting Entity

Bezeq – The Israel Telecommunication Corporation Limited (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The condensed consolidated financial statements of the Company as at June 30, 2019 include those of the Company and its subsidiaries (jointly referred to as “the Group”). The Group is a principal provider of communication services in Israel (see also Note 17 – Segment Reporting).

1.2	Investigations of the Israel Securities Authority and the Police Force

For information about the investigations of the Israel Securities Authority and the Police Force, see Note 1.2 to the Annual Financial Statements.

As set out in Note 1.2.3 to the Annual Financial Statements, the Company does not have full information about the investigations, their content, the materials, and the evidence in the possession of the legal authorities. Accordingly, the Company is unable to assess the effects of the investigations, their findings, and their results on the Company, as well as on the financial statements, and on the estimates used in the preparation of these financial statements, if any. Once the constraints on carrying out reviews and controls related to issues that arose in the Investigations are lifted, the review of all matters related to subjects that arose during those Investigations will be completed as required.

1.3	Control in the Company

On August 8, 2019, B Communications Ltd. (the controlling shareholder, linked, of the Company, which is controlled by Internet Gold - Golden Lines Ltd. (“Internet Gold”) informed the Company that, following the signing of a binding agreement with Searchlight Partners Capital LP (“Searchlight”) and a corporation controlled by the Fuhrer family for the acquisition of shares of Internet Gold at B Communications and another investment in B Communications on June 24, 2019, all the approvals required by the organs of B Communications and the parent company, Internet Gold, for the approval of the transaction have been obtained. B Communications believes that this represents a significant milestone for the advancement and completion of the transaction. In addition, on August 18, 2019, B Communications notified the Company that on the same day, the court approved the creditors’ settlement for the transaction, and that completion of the transaction is still subject to approval from the Ministry of Communications.

2.	Basis of Preparation

2.1	The condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

2.2	The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries as at December 31, 2018 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the condensed interim financial statements include only the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

2.3	The condensed consolidated interim financial statements were approved by the Board of Directors on August 28, 2019.

2.4	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (IFRS) requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

Other than as set out below, the judgments made by management, when applying the Group’s accounting policies and the key assumptions used in assessments that involve uncertainty, are consistent with those applied the preparation of the Annual Financial Statements.

Information about a significant estimate, for which changes in the assessments and assumptions could potentially have a material effect on the financial statements:

Subject	Principal assumptions	Possible effects	Reference
Provisions and contingent liabilities, including levies	The Company’s assessments of the estimated payment to the authorities for the levies on the real estate asset in the Sakia property	Change in capital gain for the sale of a real estate asset in the Sakia property	Note 7

In addition, see Note 6 on the write-off of the tax asset for the losses of DBS by way of a change in estimate.

3.	Reporting Principles and Accounting Policy

The Group’s accounting policy applied in these condensed consolidated interim financial statements is consistent with the policy applied in the Annual Financial Statements, except as described in this section below.

3.1	Presentation of impairment loss of assets

An impairment loss arising from a non-recurring adjustment of forecasts for the coming years is classified as other expenses in the statement of income. On the other hand, an impairment loss of assets arising from the continuous adjustment of non-current assets of the Group companies to their fair value, less disposal costs (arising due to the expected negative cash flow and negative operating value of those companies) is classified under the same items as the current expenses for these assets. This classification is more consistent with the presentation method based on the nature of the expense and is more suitable for understanding the Group’s business.

Accordingly, as from the first quarter of 2019, impairment of the broadcasting rights in DBS and Walla is presented under “operating and general expenses”, while impairment of fixed assets and intangible assets is presented under “depreciation, amortization and impairment” in the statement of income.

3.2	Initial application of new standards

IFRIC 23, Uncertainty Over Income Tax Treatments

As from January 1, 2019, the Group applies the interpretation of IFRIC 23, Uncertainty Over Income Tax Treatments. IFRIC 23 clarifies application of recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. Application of IFRIC 23 did not have a material effect on the Group’s financial statements.

4.	Group entities

4.1	A detailed description of the Group entities appears in Note 14 to the Annual Financial Statements. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

4.2	See Note 14.1.2 to the Annual Financial Statements for information about the decision of the Company’s Board of Directors on February 13, 2019 to approve the request of each of the subsidiaries Pelephone, Bezeq International, and DBS to apply to the Ministry of Communications for approval to change the corporate structures.

4.3	DBS Satellite Services (1998) Ltd. (“DBS”)

4.3.1	On March 13, 2019, the Company’s Board of Directors approved a resolution of the Board of Directors of DBS to approve an plan for migration from satellite broadcasts to broadcasts over the internet, in a gradual, long-term process that expected to spread over seven years.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

4.3.2	As at June 30, 2019, DBS has an equity deficit in the amount of NIS 188 million and a working capital deficit in the amount of NIS 359 million. According to the forecasts of DBS, it expects to continue to accumulate operational losses in the coming years and therefore will be unable to meet its obligations and continue operating as a going concern without the Company’s support.

Further to Note 14.2.3 to the Annual Financial Statements, on February 13, 2019, the Company provided DBS with a credit facility or capital investments in the amount of NIS 250 million, which DBS can withdraw for a period of 15 months from that date.

In May 19, 2019, the Company’s Board of Directors approved an irrevocable undertaking of the Company to DBS to provide a credit facility or a capital investment of NIS 250 million for a period of 15 months, commencing from April 1, 2019 and until June 30, 2020.

In August 28, 2019, the Company’s Board of Directors approved an irrevocable undertaking of the Company to DBS to provide a credit facility or a capital investment of NIS 250 million for a period of 15 months, commencing from July 1, 2019 and until September 30, 2020.

Insofar as the Company elects to provide credit, the repayment date of the credit will not be earlier than the end of the term of the credit facility. The undertaking of August 28, 2019 will replace the undertakings that were provided in accordance with the resolutions of the Board of Directors on February 13, 2019 and May 19, 2019, as aforesaid (and not in addition to).

In March 2019, the Company invested NIS 70 million and in July 2019 another NIS 50 million, in accordance with the undertakings of February 13, 2019 and May 19, 2019.

The management of DBS believes that the financial resources at its disposal, which include the working capital deficit, the credit facility, and the Company’s capital investments, as set out above, will be adequate for the operations of DBS for the coming year.

4.3.3	See Note 5.2 below for information about the impairment of assets recognized by DBS in the financial statements as at June 30, 2019.

5.	Impairment

5.1	Impairment in the cellular communications segment

In view of the review of Pelephone’s performance in the first half of 2019 and its possible implications on the forecasts, and in view of a decrease in expectations of market recovery, partly due to the establishment of a sixth operator in the market, Pelephone identified indications of possible impairment and updated its forecasts for the coming years. As a result, the Company estimated the recoverable amount of the cash-generating cellular communications unit as at June 30, 2019.

The value in use of the cellular communications cash-generating unit for Bezeq Group was calculated by discounting future cash flows (DCF) based on a five year cash flow forecast as at the end of the current period with the addition of the salvage value. The cash flow forecast is based, among other things, on Pelephone’s performance in recent years and assessments regarding the expected trends in the cellular market in the coming years (competitive dynamics, price level, regulation, and technological developments).

The main assumption underlying the forecast is that competition in the market will continue with high intensity in the short term and that a stable and certain gradual increase in prices will occur in the medium to long term. The revenue forecast is based on assumptions regarding the number of Pelephone subscribers, average revenue per user, and sales of terminal equipment. The expense forecast is based, among other things, on streamlining of fixed expenses (which does not result in a restructuring) and, in particular, on assumptions regarding the extent of the decrease in the number of Pelephone employees and the related wage expenses. The other operating expenses and level of investments were adjusted to the forecasted scope of Pelephone’s operations

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

The nominal capital price taken into account for the valuation is 10.3% (after tax) (in 2018, 10.3%). In addition, a permanent growth rate of 2.5% was assumed (in 2018 - 2.5%). The valuation is sensitive to changes in the permanent growth rate and the discount rate. In addition, the valuation is sensitive to the net cash flow in the representative year in general, and to the average revenue per user (ARPU) and number of users at the end of the range of the forecast in particular (a change of NIS 1 in ARPU results in a change in the value of operations amounting to NIS 285 million).

It should be noted that Pelephone has operating losses, therefore the value in use of the cellular communications cash-generating unit is based entirely on Pelephone’s projections for improved profitability in the coming years.

The valuation was prepared by an external appraiser. Based on the valuation as described above, the value of Pelephone’s operations amounted to NIS 1,214 million, compared with the value in the Company’s financial statements in the amount of NIS 2,165 million. Accordingly, the Company recognized a loss from impairment of goodwill attributable to the cellular communications cash-generating unit in the amount of NIS 951 million. The balance of goodwill attributable to the cash-generating cellular communications unit after recognition of impairment is NIS 76 million and the unit’s recoverable amount is the same as its carrying amount.

5.2	Impairment in the multi-channel television segment

Further to Note 11.4 to the Annual Financial Statements regarding impairment recognized in 2018 for the multi-channel television cash-generating unit, the valuation as at December 31, 2018 presented a value in use that is significantly lower than the carrying amount of DBS. Based on reviews performed by an external appraiser as at June 30, 2019 and March 31, 2019, and according to the assessment of the management of DBS, it was found that there were no changes in the projected financial results of DBS, there were no material changes in market expectations, and no regulatory changes were made. Accordingly, in view of the negative value of the operations as determined in the valuation as at December 31, 2018, DBS amortized the non-current assets as at June 30, 2019, up to the net disposal value of these assets.

Accordingly, in the six- and three-months period ended June 30, 2019, the Group recognized an impairment loss of NIS 207 million, and NIS 119 million, respectively. The impairment loss was attributed to fixed assets, broadcasting rights, and intangible assets, as set out below, and was included in depreciation, amortization, and impairment expenses and in operating and general expenses in the statement of income, as set out in Note 3.1 above.

Attribution of impairment loss to Group assets:

	Impairment loss of assets
	Six months ended June 30, 2019	Three months ended June 30, 2019
	(Unaudited)	(Unaudited)
	NIS million	NIS million
Broadcasting rights - less rights utilized (the expense was presented under operating and general expenses)	113	67
Fixed assets (the expense was presented under depreciation and impairment expenses)	68	41
Intangible assets (the expense was presented under depreciation and impairment expenses)	26	11
Total impairment recognized	207	119

For information about the method used by DBS to measure the fair value (Level 3) of the assets, less disposal costs, see Note 11.4 to the Annual Financial Statements.

5.3	Assessment of indications of impairment in the international communications and internet services segment

Further to Note 11.6 to the Annual Financial Statements regarding Bezeq International’s impairment assessment, Bezeq International performed a routine assessment for indications of impairment as at June 30, 2019, in accordance with the provisions of IAS 36 and noting the low gap measured on December 31, 2018 between the value of Bezeq International’s operations and the carrying amount of its net operating assets. As at the date of the financial statements, there were no indications of impairment.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

6.	Income tax

Further to Note 7.5 to the Annual Financial Statements regarding the deferred tax asset for the losses in DBS in the amount of NIS 1,166 million and further to the discussions between the Company and the Israel Securities Authority (ISA) regarding the Company’s application for permission to publish the prospectus, on August 23, 2019, the Company received the response of the ISA’s staff concerning the propriety of the Company’s accounting for recognition of the tax asset, including the staff position that the ISA is formulating on the matter, which addresses the question of whether the Company established the forecast test underlying the ability to continue to recognize the tax asset.

In accordance with the staff position of the ISA which is being formulated, there are difficulties in the Company’s position for recognition of the tax asset and it appears that the ISA is formulating a position whereby the Company has not met the onus required to establish the forecast for use of the tax asset regarding the cumulative existence of three events: cancellation of the structural separation by the Ministry of Communications; extension of the validity of the taxation ruling concerning use of the tax asset each year until cancellation of the structural separation; and the existence of adequate income over time after the date of cancellation of the structural separation of Bezeq and the merger with DBS that will allow use of the tax asset.

As part of the formulating staff position of the ISA, it is noted that the assessment is valid from the 2018 financial statements and onwards, and not for earlier periods. This takes into account that some of the issues related to the structural separation are at the heart of a criminal investigation concerning senior officers of the Company between 2013 and 2017, as set out in Note 1.2 above.

For the purpose of assessing the probability of utilization of the tax asset as at June 30, 2019, the Company considered, among other things, the absence of developments in its discussions with authorities and government agencies, various developments in recent months, and the effect of the passage of time. In view of the aforesaid, the Company’s estimate regarding the probability of utilizing the tax asset is no longer “more likely than not”, and therefore the Company wrote off the tax asset by adjusting the estimate as of the financial statements for the second quarter of 2019.

Accordingly, the Company recognized tax expenses of NIS 1,166 million in the statement of income for the three months ended June 30, 2019.

As aforesaid, in accordance with the formulating staff position of the ISA, the assessment is correct as at the date of the financial statements for 2018 onwards, contrary to the Company’s position according to which the tax asset is no longer recognized as of the financial statements for the period ended June 30, 2019. If the Company’s position is not accepted, there is a possibility that the Company will be required to restate its financial statements for 2018 onwards.

Regarding the petition that the Company filed with the High Court of Justice against the Ministry of Communications for immediate cancellation of the structural separation in the Bezeq Group, despite the Company’s objections, the State received several extensions to file its response to the petition, the most recent of which is until September 5, 2019 .

7.	Investment property

Further to Note 13 to the Annual Financial Statements regarding the Company’s agreement for the sale of a real estate asset in the Sakia property, on May 5, 2019, the transaction was completed and the entire balance of the consideration for the sale of the asset in the amount of NIS 323 million (plus VAT) was received. This completed the receipt of the consideration for the transaction in a total amount of NIS 511 million.

Upon receipt of the balance of the consideration, the Company paid the demand for betterment tax in the amount of NIS 149 million, and in July 2019, it received a refund of half of the amount of the payment, against which it provided a bank guarantee, without this derogating from and/or impairing the steps taken and/or to be taken by the Company to cancel or reduce this fee.

The Company included capital gain of NIS 403 million in its financial statements for the second quarter of 2019. Recognition of the capital gain is based on the Company’s estimates of the amount to be paid to the authorities. It should be noted that if the Company’s estimates do not materialize, the final capital gain will be between NIS 250 million and NIS 450 million.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

8.	Debentures, loans and borrowings

8.1	In June 2019, the Company raised debt in the amount of NIS 500 million through a private loan from an institutional entity with an average duration of 7.15 years and at a fixed NIS interest rate of 3.6%. The terms of the loan are similar to those of other loans taken by the Company, as set out in Note 15.3 to the Annual Financial Statements.

8.2	Subsequent to the reporting date, in July 2019, the Company completed a private placement of Debentures (Series 11 and 12) to institutional investors. The debentures were listed for trading on the TACT-Tel Aviv Continuous Institutions Trading system of the Tel Aviv Stock Exchange Ltd. The total consideration (gross) that was received amounted to NIS 889 million, as set out below:

	Gross consideration (NIS)	Annual weighted interest	Linkage terms
Series 11	427,891,000	3.6%	Unlinked
Series 12	461,740,000	2.1%	Linked to the increase in the CPI

The bond principal will be repaid in five equal payments between 2026 and 2030. The interest is payable twice a year as from December 1, 2019.

The Company intends to continue to take steps to list the debentures for trading on the TASE, subject to the law, the publication of a prospectus, and the receipt of the required permits. If the Debentures (Series 11 and 12) are listed on the main list of the TASE, the interest rate payable on the principle of the debentures as from their listing date on the main list, will decrease by 0.4%.

The terms of the debentures are similar to the terms of the debentures from the Company’s existing series (Series 6, 7, 9, and 10) as set out in Note 15.3 to the Annual Financial Statements. The consideration of the issuance is earmarked for refinancing the Company’s debt.

8.3	In July 2019, the Company prematurely repaid the bank loan of NIS 438 million bearing variable interest.

9.	Employee benefits

9.1	On March 14, 2019, DBS signed a collective arrangement with the Histadrut Federation of Labor and the employees’ representatives regarding retrenchment and synergy procedures, commencing on June 1, 2019 until December 31, 2021 (“the Arrangement”). According to the arrangement, in the Arrangement years, DBS will be entitled to terminate the employment of up to 325 employees. In addition, according to the Arrangement, DBS may also retrench by not recruiting employees to replace employees whose employment has terminated. Following the Arrangement and the submission of the efficiency plan outline to the employees’ representatives, DBS recognized expenses of NIS 45 million, mainly severance benefits. The expenses were included under other operating expenses in the statement of income for the first quarter of 2019.

9.2	On July 11, 2019, Bezeq International signed a collective agreement with the Histadrut General Federation of Labor, which includes streamlining and synergy processes for the period from July 11, 2019 to December 31, 2021. Under to the agreement, Bezeq International may retrench up to 325 employees (of which 150 are permanent employees, some as part of voluntary early retirement), in addition to the option of not hiring employees to replace the employees who are terminating their employment. The agreement also includes a one-time bonus for employees who are not included in the retirement plan. The estimated cost of the agreement is NIS 60 million, assuming full exercise of the rights of Bezeq International to retrenchment and the fulfillment of conditions for providing additional financial benefits to the employees.

10.	Contingent liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims against the Group (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, among other things, on legal opinions as to the likelihood of success of the Legal Claims, the financial statements include adequate provisions of NIS 142 million, where provisions are required to cover the exposure arising from such Legal Claims.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at June 30, 2019 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 4.6 billion. There is also additional exposure of NIS 4.5 billion for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

The amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section 10.4 below.

10.1	Following is a detailed description of the Group’s contingent liabilities as at June 30, 2019, classified into groups with similar characteristics:

Claims group	Nature of the claims	Balance of provisions	Additional exposure	Exposure for claims that cannot yet be assessed
		NIS million
Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	125	4,492	630	(1)
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	-	-	3,833	(3)(2)
Claims of employees and former employees of Group companies	Mainly individual lawsuits filed by employees and former employees of the Group, regarding various payments.	-	3	-
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the Authorities (including property taxes). See also Note 7.	17	21	-
Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	-	63	16
Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	-	67	-
Total legal claims against the Company and subsidiaries		142	4,646	4,479

(1)	Including exposure in the amount of NIS 300 million against a subsidiary and against four additional defendants.

(2)	Including exposure of NIS 2 billion for a motion for certification as a class action filed by a shareholder against the Company and officers in the Company, referring to alleged reporting omissions by the Company regarding the wholesale market and the reduction of interconnect fees, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (depending on the method used to calculate the damage). On August 27, 2018, the court certified the claim as a class action. On October 28, 2018, the Company filed a motion for a rehearing of the certification ruling. Subsequently, the court decided to stay the proceedings until a ruling is made on the motion for a rehearing.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

In the hearing on May 22, 2019 of the motion filed by the Company for another hearing, the Court proposed transferring the case to mediation. The plaintiff rejected the proposal. On July 18, 2019, a hearing was held to complete the parties’ arguments in the motion for a re-hearing application and the ruling will be handed down at a later stage.

(3)	Two motions for certification of a class action amounting to a total of NIS 1.8 billion, filed in June 2017 against the Company, officers in the Group and companies in the group of the Company’s controlling shareholders regarding the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. In accordance with the court’s decision, a joint motion is expected to be filed instead of these two motions. The proceedings are stayed in view of the investigation (as described in Note 1.2) and at the request of the Attorney General, until October 31, 2019.

10.2	Further to Note 19.3 to the Annual Financial Statements, regarding a class action filed in the United States against B Communications, Ltd., the controlling shareholder of the Company, and its officers, to which DBS and officers (both past and present) in DBS and in the Company were added, as well as motions filed by the defendants for the dismissal in limine of the motion and the claim, on March 28, 2019, the Company was notified of the ruling of the US court on that date, which accepted the petitions of DBS and of the officers (both past and present) in DBS and in the Company, and dismissed the case in limine due to the absence of jurisdiction against them.

10.3	For further proceedings against the Group companies and officers, see Notes 19.2 and 19.4 to the Annual Financial Statements (at this stage, the proceedings are stayed until October 31, 2019), and Note 19.5.

10.4	Subsequent to the financial statements, claims with exposure of NIS 127 million and two claims without a monetary estimate came to an end.

11.	Agreements

Further to Notes 20.1 and 20.2 to the Annual Financial Statements, since Space Communications Ltd. (“Spacecom”) did not enter into an agreement which entered into force with a satellite manufacturer for the construction of the Amos 8 satellite by June 5, 2019, DBS has the option of notifying Spacecom of the termination of the agreement between the parties and the agreement will come to an end on February 26, 2021. If DBS does not exercise the opt out option, and Amos 8 does not start operations by February 1, 2022, then the satellite agreement will terminate at the end of the life of Amos 3, which Spacecom estimates to be on January 31, 2026.

It should be emphasized that the total amount of agreement that was presented for the space segments under Note 20.1, as presented in the Annual Financial Statements, is NIS 822 million, and a total of NIS 236 million of this amount will not be exercised if the satellite agreement ends on January 31, 2026, as aforesaid.

12.	Equity

12.1	Further to Note 22.1 to the Annual Financial Statements regarding the approval of the Board of Directors to convene a general meeting to approve an increase in the Company’s registered share capital, on April 8, 2019, the Board of Directors of the Company resolved to remove the issue of ah increase in the registered share capital from the agenda of the general meeting, due to discussions with shareholders and the response to their requests.

12.2	For further information, see Note 22.2.1 to the Annual Financial Statements regarding the resolution of the Board of Directors of the Company on March 27, 2019 to cancel the Company’s dividend distribution policy.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

13.	Revenues

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Domestic fixed-line communication (Bezeq Fixed-Line)
Internet - infrastructure	754	766	377	386	1,525
Fixed-line telephony	522	580	259	286	1,130
Transmission and data communication	380	387	186	191	769
Cloud and digital services	139	128	68	66	260
Other services	109	111	51	57	199
	1,904	1,972	941	986	3,883
Cellular telephony - Pelephone
Cellular services and terminal equipment	827	848	420	428	1,713
Sale of terminal equipment	302	352	140	164	688
	1,129	1,200	560	592	2,401

Multi-channel television - DBS	680	750	337	375	1,473

International communications, ISP, and NEP services - Bezeq International	653	664	330	325	1,338

Others	114	108	56	55	226

	4,480	4,694	2,224	2,333	9,321

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

14.	General and operating expenses

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Terminal equipment and materials	357	360	173	171	737
Interconnectivity and payments to domestic and international operators	383	388	194	196	789
Maintenance of buildings and sites	133	139	65	68	286
Marketing and general	241	291	118	146	555
Consumption and impairment of content (see Note 3.1)	336	325	176	169	653
Services and maintenance by sub-contractors	138	139	68	68	277
Vehicle maintenance	38	37	20	20	82
	1,626	1,679	814	838	3,379

15.	Other operating expenses (income), net

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Capital gain (mainly from the sale of real estate (see also Note 7)	(461)	(6)	(417)	(5)	(1)
Expenses (income) for severance pay in voluntary redundancy	(24)	93	1	81	559
Provision for claims	1	20	2	8	91
Expenses for severance due to the efficiency agreement in DBS (see Note 9.1)	45	-	-	-	-
Profit from sale of an associate	-	-	-	-	(14)
Others	-	-	-	-	(1)
Total operating expenses (income), net	(439)	107	(414)	84	634

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

16.	Financial instruments

16.1	Fair value

16.1.1	Financial instruments at fair value for disclosure purposes only

The table below shows the differences between the carrying amount and the fair value of financial liabilities. The methods used to estimate the fair values of financial instruments are described in Note 31.8 to the Annual Financial Statements.

	June 30, 2019		June 30, 2018		December 31, 2018
	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value
	(Unaudited)		(Unaudited)		(Audited)
	NIS million		NIS million		NIS million
Loans from banks and institutions (unlinked)	4,490	4,659	4,689	4,839	4,235	4,324
Debentures issued to the public (CPI-linked)	3,492	3,672	4,096	4,293	3,464	3,602
Debentures issued to the public (unlinked)	2,209	2,293	1,646	1,658	2,215	2,214
Debentures issued to financial institutions (CPI-linked)	8	8	13	13	8	8
Debentures issued to financial institutions (unlinked)	151	157	252	268	202	211
	10,350	10,789	10,696	11,071	10,124	10,359

16.1.2	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method. The methods used to estimate the fair value are described in Note 31.7 to the Annual Financial Statements.

	June 30, 2019	June 30, 2018	December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Level 1: Investment in marketable securities at fair value through profit or loss	546	9	18
Level 2: forward contracts	(131)	(157)	(135)
Level 3: contingent consideration for a business combination	-	25	-

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

17.	Segment Reporting

17.1	Operating segments

	Six months ended June 30, 2019 (Unaudited):
	Domestic fixed-line communication	Cellular communications*	International communications and internet services	Multi-channel television**	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,903	1,129	653	680	115	-	4,480
Inter-segment revenues	160	19	27	-	4	(210)	-
Total revenues	2,063	1,148	680	680	119	(210)	4,480

Depreciation and amortization	411	312	92	159	6	(36)	944

Segment results – operating profit (loss)	1,406	(18)	52	(67)	(2)	(954)	417
Financing expenses	259	8	8	9	-	(22)	262
Financing income	(12)	(31)	(1)	(2)	-	19	(27)
Total financing expenses (income), net	247	(23)	7	7	-	(3)	235

Segment profit (loss) after financing expenses, net	1,159	5	45	(74)	(2)	(951)	182
Share in losses of associates	-	-	-	-	(1)	-	(1)
Segment profit (loss) before income tax	1,159	5	45	(74)	(3)	(951)	181
Income tax	276	1	10	1	-	1,166 ***	1,454
Segment results – net profit (loss)	883	4	35	(75)	(3)	(2,117)	(1,273)

*	The impairment loss in the cellular communications segment described in Note 5.1 is presented under adjustments.

**	Results of the multi-channel television segment are presented net of the impairment loss set out in Note 5.2. The impairment loss is presented as part of the adjustments. This is in accordance with the manner in which the Group’s chief operating decision maker evaluates the performance of the segment and makes decisions regarding the allocation of resources to the segment. In addition, see Note 18.3 for condensed selected information from the financial statements of DBS.

***	See Note 6 for information about the write-off of the tax assets for the losses of DBS.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

17.1	Operating Segments (contd.)

	Six months ended June 30, 2018 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,972	1,200	663	750	109	-	4,694
Inter-segment revenues	155	21	25	-	7	(208)	-
Total revenues	2,127	1,221	688	750	116	(208)	4,694

Depreciation and amortization	415	317	88	158	11	73	1,062

Segment results – operating profit (loss)	860	4	64	(18)	(13)	(64)	833
Financing expenses	254	10	8	15	1	(32)	256
Financing income	(14)	(27)	(1)	(25)	-	29	(38)
Total financing expenses (income), net	240	(17)	7	(10)	1	(3)	218

Segment profit (loss) after financing expenses, net	620	21	57	(8)	(14)	(61)	615
Share in losses of associates	-	-	-	-	(2)	-	(2)
Segment profit (loss) before income tax	620	21	57	(8)	(16)	(61)	613
Income tax	155	5	13	1	-	(16)	158
Segment results – net profit (loss)	465	16	44	(9)	(16)	(45)	455

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

17.1	Operating Segments (contd.)

	Three months ended June 30, 2019 (Unaudited):
	Domestic fixed-line communication	Cellular communications*	International communications and internet services	Multi-channel television **	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	940	560	330	337	57	-	2,224
Inter-segment revenues	80	10	9	-	1	(100)	-
Total revenues	1,020	570	339	337	58	(100)	2,224

Depreciation and amortization	204	156	46	81	4	(13)	478

Segment results – operating profit (loss)	875	(8)	18	(8)	(3)	(968)	(94)
Financing expenses	148	5	5	4	-	(13)	149
Financing income	(7)	(15)	-	(2)	-	11	(13)
Total financing expenses (income), net	141	(10)	5	2	-	(2)	136

Segment profit (loss) after financing expenses, net	734	2	13	(10)	(3)	(966)	(230)
Share in losses of associates	-	-	-	-	(1)	-	(1)
Segment profit (loss) before income tax	734	2	13	(10)	(4)	(966)	(231)
Income tax	172	-	3	1	-	1,166 ***	1,342
Segment results – net profit (loss)	562	2	10	(11)	(4)	(2,132)	(1,573)

*	The impairment loss in the cellular communications segment described in Note 5.1 is presented under adjustments.

**	Results of the multi-channel television segment are presented net of the impairment loss set out in Note 5.2, Impairment Loss, is presented as part of the adjustments. This is in accordance with the manner in which the Group’s chief operating decision maker evaluates the performance of the segment and makes decisions regarding the allocation of resources to the segment. In addition, see Note 18.3 for condensed selected information from the financial statements of DBS.

***	See Note 6 for information about the write-off of the tax assets for the losses of DBS.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

17.1	Operating Segments (contd.)

	Three months ended June 30, 2018 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	986	592	325	375	55	-	2,333
Inter-segment revenues	78	10	11	-	4	(103)	-
Total revenues	1,064	602	336	375	59	(103)	2,333

Depreciation and amortization	211	159	45	79	5	38	537

Segment results – operating profit (loss)	387	2	30	(17)	(5)	(26)	371
Financing expenses	127	7	4	4	1	(14)	129
Financing income	(8)	(13)	-	(11)	1	12	(19)
Total financing expenses (income), net	119	(6)	4	(7)	2	(2)	110

Segment profit (loss) after financing expenses, net	268	8	26	(10)	(7)	(24)	261
Share in losses of associates	-	-	-	-	(1)	-	(1)
Segment profit (loss) before income tax	268	8	26	(10)	(8)	(24)	260
Income tax	66	1	6	-	-	(8)	65
Segment results – net profit (loss)	202	7	20	(10)	(8)	(16)	195

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

17.1	Operating Segments (contd.)

	Year ended December 31, 2018 (Audited)
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television*	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	3,883	2,401	1,338	1,473	226	-	9,321
Inter-segment revenues	313	42	53	-	15	(423)	-
Total revenues	4,196	2,443	1,391	1,473	241	(423)	9,321

Depreciation and amortization	850	655	194	323	21	146	2,189

Segment results – operating profit (loss)	1,224	(2)	116	(56)	(36)	(1,794)	(548)
Financing expenses	502	22	16	16	-	(40)	516
Financing income	(32)	(56)	(1)	(27)	-	35	(81)
Total financing expenses (income), net	470	(34)	15	(11)	-	(5)	435

Segment profit (loss) after financing expenses, net	754	32	101	(45)	(36)	(1,789)	(983)
Share in profits (losses) of associates	-	-	1	-	(4)	-	(3)
Segment profit (loss) before income tax	754	32	102	(45)	(40)	(1,789)	(986)
Income tax	187	8	25	3	-	(143)	80
Segment results – net profit (loss)	567	24	77	(48)	(40)	(1,646)	(1,066)

*	Results of the multi-channel television segment are presented net of the impairment loss set out in Note 11.4 to the Annual Financial Statements. The impairment loss is presented as part of the adjustments. In addition, see Note 18.3 for condensed selected information from the financial statements of DBS.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

17.2	Adjustment of profit or loss for reporting segments

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Operating profit for reporting segments	1,373	910	877	402	1,282
Financing expenses, net	(235)	(218)	(136)	(110)	(435)
Adjustments for the multi-channel television segment	(3)	-	(17)	-	-
Loss for operations classified in other categories and other adjustments	(2)	(13)	(3)	(5)	(36)
Share in losses of associates	(1)	(2)	(1)	(1)	(3)
Impairment loss of assets	(951)	-	(951)	-	(1,638)
Amortization of surplus cost for intangible assets	-	(64)	-	(26)	(156)
Profit (loss) before taxes on income	181	613	(231)	260	(986)

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

18.	Condensed Financial Statements of Pelephone, Bezeq International, and DBS

In the fourth quarter of 2018, Pelephone, Bezeq International, and DBS decided to change the presentation method in the statement of income to a classification method based on the nature of the expense, similar to the method used in the Group’s reports. The comparative figures for the six- and three-months period ended June 30, 2018 were reclassified according to the new classification method.

18.1	Pelephone Communications Ltd.

Selected data from the statement of financial position

	June 30, 2019	June 30, 2018	December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	973	931	913
Non-current assets	3,146	3,171	3,211
Total assets	4,119	4,102	4,124
Current liabilities	638	655	619
Long-term liabilities	778	741	806
Total liabilities	1,416	1,396	1,425
Equity	2,703	2,706	2,699
Total liabilities and equity	4,119	4,102	4,124

Selected data from the statement of income

	Six months ended June 30		Three months ended June 30		Year ended December 31,
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from services	846	869	430	438	1,755
Revenues from sales of terminal equipment	302	352	140	164	688
Total revenues from services and sales	1,148	1,221	570	602	2,443
Costs of activity
General and operating expenses	662	703	324	345	1,402
Wages	189	195	95	95	379
Depreciation and amortization	312	317	156	159	655
Total operating expenses	1,163	1,215	575	599	2,436
Other operating expenses, net	3	2	3	1	9
Operating profit (loss)	(18)	4	(8)	2	(2)
Financing expenses (income)
Financing expenses	8	10	5	7	22
Financing income	(31)	(27)	(15)	(13)	(56)
Financing income, net	(23)	(17)	(10)	(6)	(34)

Profit before income tax	5	21	2	8	32
Income tax	1	5	-	1	8
Profit for the period	4	16	2	7	24

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

18.2	Bezeq International Ltd.

Selected data from the statement of financial position

	June 30, 2019	June 30, 2018	December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	446	434	513
Non-current assets	812	890	831
Total assets	1,258	1,324	1,344
Current liabilities	297	302	345
Long-term liabilities	149	236	222
Total liabilities	446	538	567
Equity	812	786	777
Total liabilities and equity	1,258	1,324	1,344

Selected data from the statement of income

	Six months ended June 30		Three months ended June 30		Year ended December 31,
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	680	688	339	336	1,391
Costs of activity
General and operating expenses	388	377	194	187	776
Wages	133	158	66	75	297
Depreciation and amortization	92	88	46	45	194
Other expenses, net	15	1	15	(1)	8
Total operating expenses	628	624	321	306	1,275

Operating profit	52	64	18	30	116
Financing expenses (income)
Financing expenses	8	8	5	4	16
Financing income	(1)	(1)	-	-	(1)
Financing expenses, net	7	7	5	4	15
Share in the profits of equity-accounted investees accounted investees	-	-	-	-	1
Profit before income tax	45	57	13	26	102
Income tax	10	13	3	6	25
Profit for the period	35	44	10	20	77

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

18.3	DBS Satellite Services (1998) Ltd.

Selected data from the statement of financial position

	June 30, 2019	June 30, 2018	December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	193	251	220
Non-current assets	290	1,324	286
Total assets	483	1,575	506
Current liabilities	552	644	575
Long-term liabilities	119	170	112
Total liabilities	671	814	687
Capital (capital deficit)	(188)	761	(181)
Total liabilities and equity	483	1,575	506

Selected data from the statement of income

	Six months ended June 30		Three months ended June 30		Year ended December 31,
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	680	750	337	375	1,473
Costs of activity
Operating expenses, general, and impairment	482	483	248	246	956
Depreciation, amortization, and impairment losses	123	158	68	79	323
Wages	110	118	54	60	233
Other operating expenses (income), net	34	9	(9)	7	17
Impairment loss	-	-	-	-	1,100
Total operating expenses	749	768	361	392	2,629

Operating loss	(69)	(18)	(24)	(17)	(1,156)
Financing expenses (income)
Financing expenses	9	13	4	3	15
Financing income	(2)	(25)	(2)	(11)	(27)
Financing expenses for shareholder loans	-	2	-	1	1
Financing expenses (income), net	7	(10)	2	(7)	(11)

Loss before income tax	(76)	(8)	(26)	(10)	(1,145)
Income tax expenses	1	1	1	-	3
Loss for the period	(77)	(9)	(27)	(10)	(1,148)

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited)

19.	Additional Subsequent Material Events

Further to Note 33.3 to the Annual Financial Statements regarding the resolution of the Company’s Board of Directors on March 27, 2019 to apply for a permit to publish a prospectus for completion, which is based on the Company’s financial statements as at December 31, 2018, since the discussions with the Israel Securities Authority have not been completed, the application for a permit is for the publication of a prospectus for completion that will be based on the Company’s financial statements at a later date after completion of the discussions with the ISA. At this stage, as set out in Note 8.2 above, the Company has executed a private placement of debentures and it intends to continue to take steps to list the debentures for trading on the TASE, subject to the law, the publication of a prospectus, and the receipt of the required permits.